BAKER & McKENZIE

東京青山・青木法律事務所

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Washington, DC





06013153

FILE NO. 82-4837

April 27, 2006

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

January 25, 2006	Consolidated Financial Results for the Nine-Month Period (3Q) Ended December 31, 2005 (Translation)
News Release	
December 14, 2005	Amendment to the "Consolidated Financial Results for the Six-Month Period Ended September 30, 2005"
February 27, 2006	Acquisition of Treasury Stock
February 27, 2006	Acquisition of Treasury Stock through ToSTNeT-2
February 28, 2006	Results of Acquisition of Treasury Stock through ToSTNeT-2
March 17, 2006	Notice of the Reorganization, Movement of and Change of Duties Assigned to Executive Officers and Personnel Movement
March 22, 2006	Market Acquisition of Treasury Stock

March 29, 2006	Revised Earnings Forecast for the Fiscal Year ending on March 31, 2006

Yours truly,



Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

Consolidated Financial Results for the Nine-Month Period (3Q) Ended December 31, 2005

The summary of this document (unaudited) has been translated from the original Japanese document released on January 25, 2006 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd. (Stock Code: 8574, Tokyo Stock Exchange)
(URL: http://www.promise.co.jp/english/ir/)

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

1. Significant Matters Concerning the Preparation of Quarterly Financial Information

(1) Use of simplifications in accounting methods: No
(2) Change in accounting methods in the current fiscal year: No
(3) Change in scope of consolidation or application of equity method: No

2. Consolidated Financial Results for the Three Quarters of the Fiscal Year Ending March 2006 (Apr. 1, 2005 – Dec. 31, 2005)

(1) Consolidated Operating Results

(Note: In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

	Operating income		Operating profit		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
3Q FY 2006	287,187	3.0	80,326	(20.7)	81,355	(21.0)	48,245	(20.9)
3Q FY 2005	278,748	(6.3)	101,258	41.6	103,029	40.6	61,012	33.3
Year ended Mar. 31, 2005	369,860	(5.4)	128,301	46.0	130,821	45.6	75,378	81.3

	Net income per share	Diluted net income per share
	Yen	Yen
3Q FY 2006	367.27	—
3Q FY 2005	471.60	471.46
Year ended Mar. 31, 2005	576.04	575.88

Note: Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the same period of the previous year.

Summary of Consolidated Operating Results

During the three quarters of the fiscal year ending March 2006, the Japanese economy established a solid platform for recovery. Private sector capital investment expanded in response to improvement in corporate performances and personal consumption swung upwards due to improvement in employment conditions and personal income. However, the effect of the economic recovery on corporate performance differed by type of business, regional location, and other factors. In addition, there were lingering concerns over the impact of the soaring price of oil and movement in the foreign exchange market.

In the consumer finance market, competition further intensified due to market entrances and business alliances that crossed over the borders of business sectors or categories. Although the number of applications for personal bankruptcy remained in a downward trend, the number of legal proceedings by lawyers for debt restructuring was rising. Moreover, the unemployment rate among young people, Promise's main customer base, continued to be high.

Under these conditions, in the Promise Group's core consumer finance business, the consolidated balance of consumer loans outstanding increased due to the inclusion of At-Loan Co., Ltd., as a consolidated subsidiary at the end of the previous fiscal year. As a result, consolidated operating income increased ¥8,438 million, or 3.0%, to ¥287,187 million, compared with the three quarters of the previous fiscal year. On the other hand, recurring profit declined due to an increase in credit losses and in expenses related to newly consolidated operations. Recurring profit decreased ¥21,673 million, or 21.0%, to ¥81,355 million, compared with the same period in the previous fiscal year. Net income also decreased, falling ¥12,766 million, or 20.9% year on year, to ¥48,245 million.

Continued progress was made with the Cascade Scheme business, a joint consumer finance business with Sumitomo Mitsui Banking Corporation and At-Loan Co., Ltd., that lies at the core of the business alliance agreement with the Sumitomo Mitsui Financial Group, Inc. At the end of December 2005, thanks to mass media promotion and the expansion of sales channels, the three companies had acquired approximately 117,000 accounts and the balance of consumer loans outstanding amounted to ¥71,598 million.

Among new businesses, in December 2005, Promise agreed to form a business and capital alliance with Index Corporation, a media service company, to attract new customers and expanding its customer bases. Based on the agreement, the two companies will combine their specialized know-how to improve Promise's current services and jointly develop a mobile cashing system.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
3Q FY 2006	1,744,070	792,714	45.5	6,164.47
3Q FY 2005	1,667,886	779,644	46.7	5,800.35
Mar. 31, 2005	1,785,142	793,986	44.5	5,901.62

Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in (provided by) investing activities	Net cash used in financing activities	Cash and cash equivalents at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q FY 2006	58,466	(18,286)	(84,864)	66,178
3Q FY 2005	63,213	9,182	(84,594)	90,223
Year ended Mar. 31, 2005	107,742	(14,387)	(83,893)	110,853

Summary of Consolidated Financial Position

On a consolidated basis, cash and cash equivalents (hereinafter, "cash") decreased ¥44,674 million, or 40.3%, from cash at the beginning of the period, to ¥66,178 million.

(Net cash provided by operating activities)

Net cash provided by operating activities for the three quarters under review amounted to ¥58,466 million. The major components were income before income taxes and minority interests of ¥80,793 and income taxes paid of ¥42,511 million.

(Net cash used in (provided by) investing activities)

Net cash used in investing activities for the three quarters totaled ¥18,286 million. The principal factors were payment for purchase of investments in securities of ¥10,061 million and payment for purchase of property and equipment of ¥5,366 million.

(Net cash used in financing activities)

Net cash used in financing activities for the three quarters was ¥84,864 million. The main contributors were an increase in treasury stock of ¥42,144 million and to the Company's restraint in borrowing funds in order to reduce cash on hand.

(Reference)

Because three quarters consolidated performance was according to plan, no changes have been made to the forecast for fiscal year ending March 2006.

Forecast for Fiscal Year Ending March 2006 (Apr. 1, 2005 – Mar. 31, 2006)

	Operating income	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Year ending Mar. 31, 2006	380,935	96,600	58,200

* Business performance forecasts are made based on the information available at the time of the announcement. Changes in a variety of factors could cause actual performance to differ from those forecasts.

(Appendix)

Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Millions of yen)

Classification	3Q FY 2006 (Dec. 31, 2005)	3Q FY 2005 (Dec. 31, 2004)	Change		FY 2005 (Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	57,820	73,505	(15,684)	(21.3)	67,302
2 Notes and accounts receivable	3,770	1,064	2,705	254.0	968
3 Consumer loans receivable: Principal	1,591,529	1,510,914	80,614	5.3	1,599,635
4 Other	69,458	83,465	(14,006)	(16.8)	106,050
Allowance for credit losses	(132,817)	(127,848)	(4,968)	3.9	(130,352)
Total current assets	1,589,761	1,541,100	48,660	3.2	1,643,604
II Fixed assets					
1 Property and equipment, net	77,423	77,800	(377)	(0.5)	79,527
2 Intangible fixed assets, net					
(1)Excess investment cost over net assets of consolidated subsidiaries acquired, net	12,396	4,981	7,415	148.9	14,486
(2)Other	10,746	5,786	4,960	85.7	10,456
Total intangible fixed assets, net	23,143	10,768	12,375	114.9	24,942
3 Investments and advances	53,741	38,216	15,525	40.6	37,067
Total fixed assets	154,308	126,785	27,523	21.7	141,538
Total assets	1,744,070	1,667,886	76,184	4.6	1,785,142
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	107,178	3,988	103,189	2,587.1	82,706
2 Current portion of long-term debt	151,827	198,065	(46,237)	(23.3)	188,123
3 Commercial paper	32,000	—	32,000	—	—
4 Bonds scheduled for redemption within one year	55,000	70,000	(15,000)	(21.4)	50,000
5 Reserve for bonuses	1,623	1,740	(116)	(6.7)	3,571
6 Other	30,076	30,026	50	0.2	43,231
Total current liabilities	377,705	303,819	73,885	24.3	367,632
II Long-term liabilities					
1 Corporate bonds	180,000	215,000	(35,000)	(16.3)	215,000
2 Long-term debt	362,119	350,717	11,401	3.3	380,424
3 Accrued severance indemnities for employees	13,931	15,029	(1,097)	(7.3)	14,333
4 Allowance for retirement benefits for directors and auditors	410	358	52	14.5	378
5 Accruals for loss guarantees	860	1,385	(524)	(37.9)	860
6 Other	1,520	1,931	(410)	(21.3)	1,672
Total long-term liabilities	558,841	584,421	(25,579)	(4.4)	612,669
Total liabilities	936,546	888,241	48,305	5.4	980,301
(Minority interests)					
Minority interests	14,808	—	14,808	—	10,854
(Shareholders' equity)					
I Common stock	80,737	80,737	—	—	80,737
II Capital surplus	138,414	138,359	55	0.0	138,458
III Retained earnings	609,107	560,830	48,276	8.6	575,196
IV Net unrealized gain on securities	9,062	3,662	5,399	147.4	3,432
V Foreign currency translation adjustments	(223)	(624)	401	(64.3)	(1,051)
VI Treasury stock	(44,383)	(3,319)	(41,063)	1,237.0	(2,786)
Total shareholders' equity	792,714	779,644	13,069	1.7	793,986
Total liabilities, minority interests and shareholders' equity	1,744,070	1,667,886	76,184	4.6	1,785,142

(2) Summary of Consolidated Statements of Income

(Millions of yen)

Classification	3Q FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)	3Q FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)	Change		FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	272,197	266,311	5,886	2.2	352,330
2 Sales	896	2,063	(1,166)	(56.6)	2,761
3 Other	14,093	10,374	3,719	35.9	14,768
Total operating income	287,187	278,748	8,438	3.0	369,860
II Operating expenses					
1 Financial expenses	11,859	13,810	(1,950)	(14.1)	17,777
2 Cost of sales	757	1,235	(477)	(38.7)	1,780
3 Other	194,243	162,444	31,799	19.6	222,001
Total operating expenses	206,860	177,490	29,370	16.5	241,559
Operating profit	80,326	101,258	(20,931)	(20.7)	128,301
III Non-operating revenues					
1 Interest and dividend income on investments	245	1,334	(1,089)	(81.6)	1,349
2 Equity in net gain of affiliated companies	342	297	45	15.3	399
3 Other	950	812	137	17.0	1,765
Total non-operating revenues	1,538	2,444	(906)	(37.1)	3,514
IV Non-operating expenses					
1 Interest expense	35	68	(33)	(48.8)	82
2 Other	474	604	(130)	(21.6)	912
Total non-operating expenses	509	673	(164)	(24.4)	994
Recurring profit	81,355	103,029	(21,673)	(21.0)	130,821
V Extraordinary income					
1 Net gain on sales of investments in securities	583	451	132	29.3	702
2 Other	3	6	(3)	(52.1)	6
Total extraordinary income	586	457	129	28.2	709
VI Extraordinary losses					
1 Net loss on sales or disposal of property and equipment	510	375	134	35.9	1,372
2 Impairment loss	120	441	(320)	(72.6)	1,268
3 Loss on sales of credit	—	384	(384)	(100.0)	383
4 Loss on valuation of investments in subsidiaries	—	—	—	—	1,256
5 Loss on changes in equity	317	—	317	—	—
6 Other	200	16	184	1,114.7	75
Total extraordinary losses	1,149	1,218	(68)	(5.7)	4,356
Income before income taxes and minority interests	80,793	102,269	(21,475)	(21.0)	127,174
Income taxes Current	32,173	32,135	38	0.1	41,569
Income taxes Deferred	2,344	9,333	(6,988)	(74.9)	10,438
Minority interests in net loss of consolidated subsidiaries	1,970	211	1,758	830.1	212
Net income	48,245	61,012	(12,766)	(20.9)	75,378

(3) Summary of Consolidated Statements of Cash Flows

(Millions of yen)

Classification	3Q FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)	3Q FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount
I Operating activities			
1 Income before income taxes and minority interests	80,793	102,269	127,174
2 Depreciation and amortization	6,740	4,981	6,869
3 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	1,353	667	890
4 Increase (decrease) in allowance for credit losses	2,165	(5,638)	(11,706)
5 Interest and dividend income on investments	(245)	(1,334)	(1,349)
6 Interest expense	35	68	82
7 Equity in net gain of affiliated companies	(342)	(297)	(399)
8 Net loss on sales or disposal of property and equipment	510	375	1,372
9 Decrease in consumer loans receivable: Principal	9,785	18,687	31,281
10 Increase (decrease) in sales credits	(4,022)	6,030	7,690
11 Decrease in procurement obligations	(2,541)	(6,207)	(4,612)
12 Other	6,541	(7,770)	(292)
Subtotal	100,774	111,832	157,000
13 Interest and dividend income	238	1,334	1,347
14 Interest expense	(35)	(68)	(82)
15 Payment of special retirement allowance	—	(18,745)	(18,745)
16 Income taxes paid	(42,511)	(31,138)	(31,777)
Net cash provided by operating activities	58,466	63,213	107,742
II Investing activities			
1 Payment for purchase of property and equipment	(5,366)	(4,837)	(7,426)
2 Proceeds from sales of property and equipment	73	150	159
3 Payment for purchase of intangible fixed assets	(3,817)	(683)	(2,158)
4 Payment for purchase of investments in securities	(10,061)	(5)	(5)
5 Proceeds from sales of investments in securities	1,595	1,101	1,801
6 Redemption of beneficial interest in trust	—	13,300	13,300
7 Other	(709)	156	(20,058)
Net cash used in (provided by) investing activities	(18,286)	9,182	(14,387)
III Financing activities			
1 Net repayment of commercial paper	32,000	(2,039)	(2,031)
2 Proceeds from short-term borrowings	38,979	27,507	28,970
3 Repayments of short-term borrowings	(14,718)	(39,115)	(40,711)
4 Proceeds from long-term debt	98,062	33,399	110,621
5 Repayments of long-term debt	(153,232)	(166,500)	(223,507)
6 Proceeds from issuance of bonds, net of expenses	19,887	9,922	9,901
7 Redemption of bonds	(50,000)	(30,000)	(50,000)
8 Proceeds from issuance of shares	—	63,137	63,137
9 Proceeds from sale of treasury stock	503	31,869	32,504
10 Increase in treasury stock	(42,144)	(5)	(8)
11 Cash dividends paid	(14,201)	(12,770)	(12,770)
Net cash used in financing activities	(84,864)	(84,594)	(83,893)
IV Effect of exchange rate changes on cash and cash equivalents	9	997	(32)
V Net decrease (increase) in cash and cash equivalents	(44,674)	(11,201)	9,428
VI Cash and cash equivalents at beginning of the period	110,853	101,110	101,110
VII Effect of the increase in scope of consolidated subsidiaries	—	313	313
VIII Cash and cash equivalents at end of the period	66,178	90,223	110,853

(Segment Information)

1. Operations by business segment

Three quarters of FY 2006 (Apr. 1, 2005 – Dec. 31, 2005) and
three quarters of FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)

Because the Company's consumer financing business accounts for more than 90% of total operating income and operating profit, business segment information is omitted.

2. Operations by geographic segment

Three quarters of FY 2006 (Apr. 1, 2005 – Dec. 31, 2005) and
three quarters of FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)

Because Japan accounts for more than 90% of the Company's total operating income, geographic segment information is omitted.

3. Overseas operating income

Three quarters of FY 2006 (Apr. 1, 2005 – Dec. 31, 2005) and
three quarters of FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		3Q FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)		3Q FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)		FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	272,197	94.8	266,311	95.5	352,330	95.3
	Collection of written-off loans	3,972	1.4	3,726	1.3	4,901	1.3
	Fees and commissions	102	0.0	—	—	—	—
	Collection of purchased receivables	2,112	0.7	1,011	0.4	2,322	0.6
	Other financial revenues	9	0.0	15	0.0	17	0.0
	Subtotal	278,394	96.9	271,065	97.2	359,571	97.2
Operating income from other businesses	Sales	896	0.3	2,063	0.8	2,761	0.8
	Other	7,897	2.8	5,619	2.0	7,528	2.0
	Subtotal	8,793	3.1	7,682	2.8	10,289	2.8
Total		287,187	100.0	278,748	100.0	369,860	100.0

Note: Collection of written-off loans, Fees and commissions, Collection of purchased receivables, Other financial revenues, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		3Q FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)	3Q FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)	FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
Consumer loans outstanding		1,591,529	1,510,914	1,599,635
(Millions of yen)	Unsecured loans	1,587,819	1,506,324	1,595,397
	Secured loans	3,709	4,590	4,238
Number of customers		2,986,065	2,877,382	3,023,840
	Unsecured loans	2,984,575	2,875,603	3,022,176
	Secured loans	1,490	1,779	1,664
Number of branches		1,582	1,645	1,628
	Staffed branches	473	530	530
	Unstaffed branches	1,109	1,115	1,098
Number of automated contract machines		1,519	1,510	1,880
Number of ATMs		1,718	1,787	1,769
Number of loan processing machines		946	473	452
Number of employees		5,058	4,659	4,967
Loan losses (Millions of yen)		82,252	79,637	109,260
Allowance for credit losses (Millions of yen)		133,053	128,336	130,588
Net income per share (Yen)		367.27	471.60	576.04
Shareholders' equity per share (Yen)		6,164.47	5,800.35	5,901.62

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

(Reference)

Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(Millions of yen)

Classification	3Q FY 2006 (Dec. 31, 2005)	3Q FY 2005 (Dec. 31, 2004)	Change		FY 2005 (Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	48,121	65,829	(17,708)	(26.9)	58,204
2 Consumer loans receivable: Principal	1,306,272	1,336,702	(30,429)	(2.3)	1,326,794
3 Short-term loans	99,082	129,942	(30,859)	(23.7)	149,483
4 Other	46,262	46,992	(729)	(1.6)	43,665
Allowance for credit losses	(98,900)	(99,600)	700	(0.7)	(97,400)
Total current assets	1,400,839	1,479,866	(79,027)	(5.3)	1,480,747
II Fixed assets					
1 Property and equipment, net	67,046	67,170	(124)	(0.2)	68,714
2 Intangible fixed assets, net	8,347	5,468	2,878	52.6	6,963
3 Investments and advances	110,854	77,023	33,830	43.9	96,672
Total fixed assets	186,247	149,662	36,584	24.4	172,350
Total assets	1,587,086	1,629,529	(42,442)	(2.6)	1,653,098
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	3,874	—	3,874	—	—
2 Current portion of long-term debt	149,833	194,645	(44,812)	(23.0)	185,710
3 Commercial paper	32,000	—	32,000	—	—
4 Bonds scheduled for redemption within one year	55,000	70,000	(15,000)	(21.4)	50,000
5 Accrued income taxes	12,961	14,076	(1,115)	(7.9)	22,585
6 Reserve for bonuses	1,357	1,414	(56)	(4.0)	2,989
7 Accruals for debt guarantees	1,506	149	1,357	910.7	193
8 Accruals for debt guarantees of affiliated companies	1,300	—	1,300	—	—
9 Other	12,767	14,271	(1,503)	(10.5)	15,828
Total current liabilities	270,599	294,557	(23,957)	(8.1)	277,306
II Long-term liabilities					
1 Corporate bonds	180,000	215,000	(35,000)	(16.3)	215,000
2 Long-term debt	353,676	341,744	11,931	3.5	371,329
3 Accrued severance indemnities for employees	13,235	14,382	(1,147)	(8.0)	13,681
4 Allowance for retirement benefits for directors and auditors	299	269	29	11.0	280
5 Accruals for loss guarantees	860	1,385	(524)	(37.9)	860
6 Other	81	270	(189)	(69.8)	153
Total long-term liabilities	548,152	573,052	(24,900)	(4.3)	601,304
Total liabilities	818,752	867,609	(48,857)	(5.6)	878,611
(Shareholders' equity)					
I Common stock	80,737	80,737	—	—	80,737
II Capital surplus					
1 Additional paid-in capital	112,639	112,639	—	—	112,639
2 Other	14,697	14,642	55	0.4	14,741
Total capital surplus	127,337	127,282	55	0.0	127,381
III Retained earnings					
1 Legal reserves	12,263	12,263	—	—	12,263
2 Voluntary reserves	538,700	485,700	53,000	10.9	485,700
3 Unappropriated retained earnings	44,617	55,593	(10,975)	(19.7)	67,758
Total retained earnings	595,581	553,556	42,024	7.6	565,722
IV Net unrealized gain on securities	9,061	3,662	5,399	147.4	3,431
V Treasury stock	(44,383)	(3,319)	(41,063)	1,237.0	(2,786)
Total shareholders' equity	768,334	761,919	6,414	0.8	774,486
Total liabilities and shareholders' equity	1,587,086	1,629,529	(42,442)	(2.6)	1,653,098

(2) Summary of Non-Consolidated Statements of Income

(Millions of yen)

Classification	3Q FY 2006 (Apr. 1, 2005 – Dec. 31, 2005)	3Q FY 2005 (Apr. 1, 2004 – Dec. 31, 2004)	Change		FY 2005 (Apr. 1, 2004 – Mar. 31, 2005)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	224,566	230,944	(6,378)	(2.8)	305,470
2 Other	6,978	5,719	1,259	22.0	7,570
Total operating income	231,544	236,663	(5,119)	(2.2)	313,041
II Operating expenses					
1 Financial expenses	11,197	13,538	(2,341)	(17.3)	17,431
2 Other	145,494	130,575	14,919	11.4	179,480
Total operating expenses	156,692	144,114	12,578	8.7	196,912
Operating profit	74,852	92,549	(17,697)	(19.1)	116,129
III Non-operating revenues	976	1,939	(962)	(49.6)	2,759
IV Non-operating expenses	256	521	(264)	(50.7)	718
Recurring profit	75,572	93,968	(18,395)	(19.6)	118,171
V Extraordinary income	586	456	130	28.5	707
VI Extraordinary losses	1,958	931	1,027	110.3	3,984
Income before income taxes	74,199	93,492	(19,293)	(20.6)	114,895
Income taxes Current	28,770	29,375	(605)	(2.1)	37,595
Income taxes Deferred	1,251	8,108	(6,857)	(84.6)	9,125
Net income	44,177	56,008	(11,830)	(21.1)	68,174
Balance carried forward	7,243	6,304	938	14.9	6,304
Cash dividends	6,803	6,720	83	1.2	6,720
Unappropriated retained earnings	44,617	55,593	(10,975)	(19.7)	67,758

FILE NO. 82-4837

(Translation)

NEWS RELEASE

PROMISE

December 14, 2005

Dear Sirs:

Promise Co., Ltd.

Amendment to the "Consolidated Financial Results for the Six-Month Period Ended September 30, 2005"

Promise Co., Ltd. hereby notifies that amendment is made to the "Consolidated Financial Results for the Six-Month Period Ended September 30, 2005", as given at the time of publication thereof on October 27, 2005, as described below:

Description

(The underlines show the amendment.)

Pages		Before amendment	After amendment
28	Footnotes to Consolidated Balance Sheets FY 2006 interim period (Sept. 30, 2005)	3. Assets pledged and corresponding liabilities b) Corresponding liabilities In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥261,391 million.	3. Assets pledged and corresponding liabilities b) Corresponding liabilities In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of ¥263,611 million.
32	Footnotes to Consolidated Statements of Income FY 2006 interim period (Apr. 1, 2005 - Sept. 30, 2005)	1. Financial expenses (Millions of yen) (1) Interest expense 5,088 (2) Bond interest 2,494 (3) Other 420 Total 8,003	1. Financial expenses (Millions of yen) (1) Interest expense 5,088 (2) Bond interest 2,435 (3) Other 478 Total 8,003

- END -

(Translation)

NEWS RELEASE **PROMISE**

February 27, 2006

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept. Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Acquisition of Treasury Stock

(Acquisition of treasury stock under Article 211-3, Paragraph 1, Item 2 of the Commercial Code)

In a meeting of the Board of Directors held today, February 27, 2006, Promise Co., Ltd. (the "Company") decided to acquire treasury stock as stipulated in Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, as follows:

Description

1. Reason for acquisition of treasury stock

To enable the Company to pursue systematic capital strategies and to increase shareholders value through improving capital efficiency.

2. Outline of Acquisition

(1)	Type of stock:	Shares of common stock of the Company
(2)	Number of shares to be acquired:	2.1 million (upper limit) (1.55% of issued shares)
(3)	Cost of shares:	17.0 billion yen (upper limit)
(4)	Acquisition schedule:	February 28 to March 23, 2006

(Reference) Treasury Stock holdings as of January 31, 2006

- Issued shares: 134,866,665 shares
- Issued shares (less treasury stock): 128,593,927 shares
- Treasury stock: 6,272,738 shares

- END -

FILE NO. 82-4837

(Translation)

NEWS RELEASE

PROMISE

February 27, 2006

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai,
President and Representative Director

Person to contact: Yasuhiko Katsumi,
General Manager of
Corporate Communications Dept.
Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Acquisition of Treasury Stock through ToSTNeT-2

In a meeting of the Board of Directors held on February 27, 2006, Promise Co., Ltd. (the "Company") decided on a specific method for the acquisition of treasury stock as stipulated in Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, as follows:

Description

1. Acquisition Method

At 8:45 a.m. on February 28, 2006, the Company will place a buy order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) at 6,820 yen, the closing price on February 27, 2006.

2. Outline of Acquisition

(1) Type of stock: Shares of common stock of the Company

(2) Number of shares to be acquired: 600 thousand (0.44% of issued shares)

Notes:
1. No changes will be made in the number of shares to be acquired. However, market conditions and other factors may preclude the acquisition of some or all of the shares specified in the buy order.
2. The specified number of shares will be purchased on the basis of the corresponding sell orders.

3. Announcement of Results of Acquisition

The results of the acquisition will be announced after the close of the purchase time of 8:45 a.m. on February 28, 2006.

Reference: Details of the decision to acquire treasury stock (Announced on February 27, 2006)

(1) Type of stock: Shares of common stock of the Company

(2) Number of shares to be acquired: 2.1 million (upper limit) (1.55% of issued shares)

(3) Cost of shares: 17.0 billion yen (upper limit)

(4) Status of treasury stock acquisition as of February 27, 2006:

- Total number of shares acquired: 0 shares
- Total acquisition cost: 0 yen

- END -

RECEIVED
2006 MAY -5 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE NO. 82-4837

(Translation)

NEWS RELEASE **PROMISE**

February 28, 2006

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept.
Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Results of Acquisition of Treasury Stock through ToSTNeT-2

Today, Promise Co., Ltd. (the "Company") carried out the acquisition of treasury stock announced on February 27, 2006, as follows:

Description

1. Reason for acquisition of treasury stock:
   To enable the Company to pursue systematic capital strategies and to increase shareholders value through improving capital efficiency.
2. Type of stock: Shares of common stock of the Company
3. Total number of shares acquired: 275 thousand shares
4. Price of share: 6,820 yen per share
5. Total acquisition cost: 1,875,500 thousand yen
6. Trade date: Tuesday, February 28, 2006
7. Acquisition Method: A buy order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) at the closing price.

(Reference) Details of the decision to acquire treasury stock (Announced on February 27, 2006)

1) Type of stock: Common shares of the Company
2) Number of shares to be acquired: 2.1 million shares
3) Cost of shares: 17.0 billion yen

- Status of treasury stock acquisition as of February 28, 2006

    1. Total number of shares acquired: 275 thousand shares
    2. Total acquisition cost: 1,875,500 thousand yen

- END -

RECEIVED
2006 MAY -5 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Excerpt translation)

NEWS RELEASE **PROMISE**

March 17, 2006

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, Tokyo Stock Exchange 1st Section)

Notice of the Reorganization, Movement of and Change of Duties Assigned to Executive Officers and Personnel Movement

Please take notice that the reorganization, movement of and change of duties assigned to Executive Officers and movement of Department General Managers will come into force as of April 1, 2006, as described below:

Description

1. Summary of the reorganization:

(Translation omitted)

2. New Executive Officer (as of April 1, 2006):

New title	Previous title	Name
Executive Officer	General Manager of Marketing Administration Dept.	Hirokazu Mitsui

3. Retirement of Executive Officer (as of March 31, 2006)

Duties	Name/Title
In charge of IT Operation Dept.	Hiroshi Obata, Managing Executive Officer

FILE NO. 82-4837

(Excerpt translation)

NEWS RELEASE **PROMISE**

March 17, 2006

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, Tokyo Stock Exchange 1st Section)

Notice of the Reorganization, Movement of and Change of Duties Assigned to Executive Officers and Personnel Movement

Please take notice that the reorganization, movement of and change of duties assigned to Executive Officers and movement of Department General Managers will come into force as of April 1, 2006, as described below:

Description

1. Summary of the reorganization:

   (Translation omitted)

2. New Executive Officer (as of April 1, 2006):

New title	Previous title	Name
Executive Officer	General Manager of Marketing Administration Dept.	Hirokazu Mitsui

3. Retirement of Executive Officer (as of March 31, 2006):

Duties	Name/Title
In charge of IT Operation Dept.	Hiroshi Obata, Managing Executive Officer

4. Movement of Executive Officers (as of April 1, 2006):

New title	Previous title	Name
Managing Executive Officer	Executive Officer	Masayuki Fujiwara
Managing Executive Officer	Executive Officer	Yukihiro Suzuki

5. Change of duties assigned to Executive Officers (as of April 1, 2006)

(Translation omitted)

6. Movement of Department General Managers (as of April 1, 2006):

(Translation omitted)

- END -

[For further inquiries]

Yoshida, Tamai and Hatori
Public Relations Department

Promise Co., Ltd.

Tel: 03-3213-2545

FILE NO. 82-4837

(Translation)

NEWS RELEASE **PROMISE**

March 22, 2006

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept. Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Market Acquisition of Treasury Stock

(Acquisition of treasury stock under Article 211-3, Paragraph 1, Item 2 of the Commercial Code)

Promise Co., Ltd. (the "Company") has acquired treasury stock as stipulated in Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan, as described below.

With this acquisition, the Company has completed its acquisition of treasury stock as decided by the Board of Directors in its meeting held on February 27, 2006.

Description

1. Acquisition Period: March 2, 2006 to March 17, 2006 (trade completion basis)
2. Shares Acquired: 1,500,000 shares
3. Total Acquisition Amount: 11,159,763,000 yen
4. Acquisition Method: Purchase on the Tokyo Stock Exchange

(Reference)

1. Details of Acquisition Approved by the Board of Directors held on February 27, 2006

(1) Type of stock: Shares of common stock of the Company

(2) Number of shares to be acquired: 2.1 million shares (upper limit) (1.55% of issued shares)

(3) Cost of shares: 17.0 billion yen (upper limit)

(4) Acquisition schedule: February 28 to March 23, 2006

2. Total Number of Treasury Stock Acquired Following the Decision by the Board of Directors (on February 27, 2006) and Total Acquisition Cost

   (1) Total number of shares purchased: 1,775,000 shares

   (2) Total acquisition cost: 13,035,263,000 yen

3. Status of Treasury Stock Acquisition as of February 28, 2006

   (1) Total number of issued shares: 134,866,665 shares

   (2) Treasury stock: 6,272,638 shares

- END -

FILE NO. 82-4837

(Translation)

NEWS RELEASE

PROMISE

March 29, 2006

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai,
President and Representative Director

Person to contact: Yasuhiko Katsumi,
General Manager of
Corporate Communications Dept.
Tel: 03-3213-2545

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Revised Earnings Forecast for the Fiscal Year Ending March 31, 2006

Promise Co., Ltd. has made the following revisions to its fiscal 2006 (April 1, 2005 – March 31, 2006) earnings forecast released on October 27, 2005 along with the announcement of the Company's interim financial results. Promise's earnings forecast was revised in view of recent business trends and of the guideline on auditing consumer finance companies, etc., issued by The Japanese Institute of Certified Public Accountants (JICPA).

Description

1. Revised Earnings Forecast for the Fiscal Year 2006 (April 1, 2005 – March 31, 2006)

(Consolidated)

(Millions of yen)

	Operating income	Operating profit	Recurring profit	Net income
Previous forecast (A)	380,935	95,414	96,600	58,200
Revised forecast (B)	380,935	66,800	68,400	40,100
Amount of revision (B–A)	-	(28,614)	(28,200)	(18,100)
Percentage change (%)	-	(30.0)	(29.2)	(31.1)
Result of fiscal year 2005	369,860	128,301	130,821	75,378
YOY percentage change under original forecast	3.0	(25.6)	(26.2)	(22.8)
YOY percentage change under revised forecast	3.0	(47.9)	(47.7)	(46.8)

(Non-consolidated)

(Millions of yen)

	Operating income	Operating profit	Recurring profit	Net income
Previous forecast (A)	308,187	94,616	95,800	60,000
Revised forecast (B)	307,200	66,300	67,600	40,500
Amount of revision (B–A)	(987)	(28,316)	(28,200)	(19,500)
Percentage change (%)	(0.3)	(29.9)	(29.4)	(32.5)
Result of fiscal year 2005	313,041	116,129	118,171	68,174
YOY percentage change under original forecast	(1.6)	(18.5)	(18.9)	(12.0)
YOY percentage change under revised forecast	(1.9)	(42.9)	(42.8)	(40.6)

2. Principal Reasons for Revision

(1) Reason for revision of non-consolidated earnings forecast

We revised our earnings forecast downward after determining that it would be difficult to reach our performance goals for operating profit, recurring profit and net income, principally because we decided to set up an "Allowance for losses from reimbursement of excessive loan payment" reserve and expect to expense a provision of approximately 20.3 billion yen for the current fiscal year. In addition, expenses for loan losses are expected to exceed our original forecast. The decision to set up such reserve was taken based on our anticipation that "Reimbursement of excessive loan payments" will exceed our originally planned amount by 4.0 billion yen, rising to approximately 12.5 billion yen; and on the guideline for auditing consumer finance companies, etc., issued on March 15, 2006 by the JICPA. The new guideline by the JICPA is based on the Supreme Court decision on the application of deemed settlements* rules stipulated in the Money Lending Business Control and Regulation Law.

* Deemed settlements: Repayment beyond the maximum interest rate stipulated by the Interest Restriction Law is deemed valid.

(2) Reason for revision of consolidated earnings forecast

We will also be revising our earnings forecasts for consolidated operating profit, recurring profit and net income in accordance with the revision in non-consolidated performance.

(3) Dividend forecast

We have no plans to change our fiscal year-end dividend.

The above revision of the earnings performance forecast is a forward-looking statement made based on the information available at the time of the announcement of this revision. Actual earning performance could differ due to a variety of factors.

- END -